

June 10, 2024

Thomas E. Wirth
Chief Financial Officer
Brandywine Operating Partnership, L.P.
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

      Re: Brandywine Operating Partnership, L.P.
          Amendment No. 1 to Current Report on Form 8-K
          Filed May 28, 2024
          File No. 000-24407

Dear Thomas E. Wirth:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K filed May 28, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1.   We note the statement that you experienced a cybersecurity incident. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident has not had a material impact on your financial condition or operations, and you do not believe the incident is reasonably likely to materially impact your financial condition or results of operations.

Thomas E. Wirth
Brandywine Operating Partnership, L.P.
June 10, 2024
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance